82-2373

ERG

GROUP

Your ref
Our ref CMP-0014-01

04 FEB 18 AM 7:21

3 February 2004

04012859

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

ERG Ltd

SUPPL

Dear Sirs

Australian Stock Exchange Filing

I enclose the following documents lodged with the Australian Stock Exchange last week:

- Appendix 3Z – Final Director's Interest Notice (Peter John Fogarty);
- Appendix 3Y – Change of Director's Interest Notice (Duncan Paul Saville);
- Form 604 – Notice of change of interests of substantial holder;
- Appendix 3Z – Final Director's Interest Notice (David James Humann);
- Appendix 3X – Initial Director's Interest Notice (Allan Clive Sullivan); and
- Appendix 3Y – Corrected (Duncan Paul Saville).

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

Yours faithfully

Beth Jones

for **Clare Barrett-Lennard**
Company Secretary

dw 2/18

ASX.Online@asx.com.au

23/01/2004 16:03

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com, ggeen@erggroup.com

cc:

Subject: ERG - ASX Online e-Lodgement - (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 109742 as follows:
Release Time: 23-Jan-2004 19:03:21
ASX Code: ERG
File Name: 109742.pdf
Your Announcement Title: Appendix 3Y

109742.pdf

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ERG Limited.
ABN	23 009 112 725.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Duncan Paul Saville
Date of last notice	21 July 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Utilico International Limited; Custodial Asset Finance Pty Ltd (through nominee); Special Utilities Investment Trust plc (through nominee); Stocks Convertible Trust plc (through nominee); Ingot Capital Management Pty Ltd
Date of change	22 December 2003 – issue of 856,561 ordinary shares.

No. of securities held prior to change	Special Utilities Investment Trust plc (through nominee) 44,502,210 ordinary shares; Utilico International Limited - 1,103,655 ordinary shares; Custodial Asset Finance Pty Ltd (through nominee) - 9,819,436 ordinary shares; Stocks Convertible Trust plc (through nominee) - 8,891,739 ordinary shares.
Class	Ordinary shares (ERG).
Number acquired	856,561 ordinary shares split – Utilico International Limted, 104,331; and ASC Trust Company Ltd, 752,230
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Satisfaction of interest for the period to 24 December 2003 due pursuant to loan agreements dated 28 January 2003.
No. of securities held after change	Stocks Convertible Trust plc (through nominee) - 8,891,739 ordinary shares. Utilico International Limited – 1,208,186 ordinary shares; Custodial Asset Finance Pty Ltd (through nominee) - 9,554,517 819,436 ordinary shares (previously disclosed in error as 9,819,346); Special Utilities Investment Trust plc (through nominee) 44,502,210 ordinary shares; and ASC Trust Company Ltd (through nominee) 752,230 ordinary shares.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to loan agreements dated 28 January 2003.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A.
Nature of interest	N/A.
Name of registered holder (if issued securities)	N/A.
Date of change	N/A.
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A.
Interest acquired	N/A.
Interest disposed	N/A.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A.
Interest after change	N/A.

ASX.Online@asx.com.au
27/01/2004 12:09

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com, ggeen@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - Appendix 3Z (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 109936 as follows:
Release Time: 27-Jan-2004 15:08:56
ASX Code: ERG
File Name: 109936.pdf
Your Announcement Title: Appendix 3Z

109936.pdf

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**ERG Limited**
ABN	**23 009 112 725**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Peter John Fogarty
Date of last notice	16 June 2003
Date that director ceased to be director	7 January 2004

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Peter John Fogarty: 269,494 ordinary shares (ERG) 525,000 employee shares 375,000 unlisted options John Robert Fogarty and Peter John Fogarty: 390 ordinary shares (ERG)

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Director and shareholder of registered holder, LTC Management Pty Ltd	100,104 ordinary shares (ERG).
Director and shareholder of registered holder, Heiroglyph Pty Ltd.	285,000 ordinary shares (ERG).

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

ASX.Online@asx.com.au

23/01/2004 16:12

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com, ggeen@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - Change of Interests of Substantial Holder (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 109745 as follows:
Release Time: 23-Jan-2004 19:12:15
ASX Code: ERG
File Name: 109745.pdf
Your Announcement Title: Notice of change of interests of substantial holder

109745.pdf

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: ERG LIMITED

ACN/ARSN: 009 112 725

1. Details of substantial holder(1)

Name: THE INGOT Entities - SEE ANNEXURE A

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on: 22/12/03

The previous notice was given to the company on: 28/8/03

The previous notice was dated: 28 8 03

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORDINARY	64317041	24.13%	64902882	24.27%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	SEE ANNEXURE "A"				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	SEE ANNEXURE "A"				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
SEE Annexure "A"	

Signature

print name MAURICE BASS capacity Director - Ingot

sign here [signature] date 19 / 1 /04

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure "A"

TO : ERG Limited (ACN 009 112 725)

This is annexure A of two pages referred to in the form 604 Notice of change of interest of substantial shareholder signed by me and dated 19 January 2004.

Maurice Bass

19/1/04
Date

1. Details of substantial holder

The Ingot Entities referred to in the Form 604 are made up of the following entities:

Utilico Investment Trust PLC (UIT)
Stocks Convertible Trust PLC (Stocks)
Utilico International Limited (Utilico)
ASC Trust Company Limited (ASC)
Ingot Capital Management Pty Ltd (Ingot) ACN 009 112 725
Custodial Asset Finance Pty Ltd (CAF) ACN 086 257 365
Ingot Capital Investments Pty Ltd (ICI) ACN 006 538 147

The above companies are referred to in Form 604 to which this Annexure A is attached and in this Annexure A as the Ingot Entities for the reasons referred to below.

Ingot is the fund manager / investment advisor for UIL, Stocks Utilico and ASC. These entities are considered associates for the purposes of s9 of the Corporations Act. Mr Duncan Saville is a director of Ingot, CAF and ICI and their controlling shareholder. CAF and ICI are fellow subsidiaries of Ingot. Mr Saville is also a director of UIL, Utilico and ASC.

3. Changes in relevant interests

Date of change	Person whose relevant interest changed	Nature of Change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
22 Dec 03	Utilico International Ltd	Share Issue	$123,111	Ordinary 104,331	104,331
22 Dec 03	ASC Trust Company Ltd	Share Issue	$887,631	Ordinary 752,230	752,230

Note – There was an administrative error in Form 604 Notice of change of interest of substantial shareholder dated 28 August 2003 which disclosed Ingot Capital Investments Pty Ltd ACN 006 538 147 holding 9,819,436 ordinary shares whereas the correct disclosure should have been Custodial Asset Finance Pty Ltd ACN 086 257 365 holding 9,554,517 ordinary shares.

4. Present relevant interests

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
Stocks Convertible Trust PLC	Westpac Custodian	Stocks Convertible Trust PLC	Beneficial and legal owner	8,891,739 Ordinary	8,891,739
Utilico International Ltd	Utilico International Ltd	Utilico International Ltd	Beneficial and legal owner	1,208,186 Ordinary	1,208,186
Custodial Asset Finance Pty Ltd	HSBC Nominees	Custodial Asset Finance Pty Ltd	Beneficial and legal owner	9,554,517 Ordinary	9,554,517
Utilico Investment Trust PLC	JP Morgan Nominees	Utilico Investment Trust PLC	Beneficial and legal owner	44,502,210 Ordinary	44,502,210
ASC Trust Company Ltd	ASC Trust Company Ltd	ASC Trust Company Ltd	Beneficial and legal owner	752,230 Ordinary	752,230

6. Addresses

The addresses of the Ingot Entities are as follows

UIT	8th Floor, Exchange House, Primrose St, London, EC2A 2NY, England
Ingot	Level 11, 1 York St, Sydney, NSW, 2000
ICI	Level 11, 1 York St, Sydney, NSW, 2000
CAF	Level 11, 1 York St, Sydney, NSW, 2000
Utilico	97 The Terrace, Wellington, New Zealand
ASC	PO Box 10808, Wellington, New Zealand
Stocks	77A High St, Brentwood, Essex, CM14 4RR, England

ASX.Online@asx.com.au

23/01/2004 15:59

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com, ggeen@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - Appendix 3Z (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 109736 as follows:
Release Time: 23-Jan-2004 18:58:58
ASX Code: ERG
File Name: 109736.pdf
Your Announcement Title: Appendix 3Z

109736.pdf

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**ERG Limited**
ABN	**23 009 112 725**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	David James Humann
Date of last notice	7 January 2002
Date that director ceased to be director	8 January 2004

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Nil.	Nil.

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

ASX.Online@asx.com.au

23/01/2004 16:02

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com, ggeen@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - Appendix 3X (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 109738 as follows:
Release Time: 23-Jan-2004 19:02:30
ASX Code: ERG
File Name: 109738.pdf
Your Announcement Title: Appendix 3X

109738.pdf

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ERG Limited
ABN	23 009 112 725

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Allan Clive SULLIVAN
Date of appointment	7 January 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Nil	

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

ASX.Online@asx.com.au

23/01/2004 16:46

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com, ggeen@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - 3Y Corrected (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 109747 as follows:
Release Time: 23-Jan-2004 19:46:14
ASX Code: ERG
File Name: 109747.pdf
Your Announcement Title: Appendix 3Y - Corrected

109747.pdf

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ERG Limited.
ABN	23 009 112 725.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Duncan Paul Saville
Date of last notice	21 July 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Utilico International Limited; Custodial Asset Finance Pty Ltd (through nominee); Special Utilities Investment Trust plc (through nominee); Stocks Convertible Trust plc (through nominee); Ingot Capital Management Pty Ltd
Date of change	22 December 2003 – issue of 856,561 ordinary shares.

+ See chapter 19 for defined terms.

No. of securities held prior to change	Special Utilities Investment Trust plc (through nominee) 44,502,210 ordinary shares; Utilico International Limited - 1,103,655 ordinary shares; Custodial Asset Finance Pty Ltd (through nominee) - 9,819,436 ordinary shares; Stocks Convertible Trust plc (through nominee) - 8,891,739 ordinary shares.
Class	Ordinary shares (ERG).
Number acquired	856,561 ordinary shares split – Utilico International Limted, 104,331; and ASC Trust Company Ltd, 752,230
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Satisfaction of interest for the period to 24 December 2003 due pursuant to loan agreements dated 28 January 2003.
No. of securities held after change	Stocks Convertible Trust plc (through nominee) - 8,891,739 ordinary shares. Utilico International Limited – 1,208,186 ordinary shares; Custodial Asset Finance Pty Ltd (through nominee) - 9,554,517 ordinary shares (previously disclosed in error as 9,819,346); Special Utilities Investment Trust plc (through nominee) 44,502,210 ordinary shares; and ASC Trust Company Ltd (through nominee) 752,230 ordinary shares.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to loan agreements dated 28 January 2003.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A.
Nature of interest	N/A.
Name of registered holder (if issued securities)	N/A.
Date of change	N/A.
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A.
Interest acquired	N/A.
Interest disposed	N/A.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A.
Interest after change	N/A.